EXHIBIT 12.1

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Nine Months Ended Sept. 30, 2005	Years Ended December 31,
		2004	2003	2002	2001	2000
Income from continuing operations before income taxes	$1,119,146	804,936	374,205	121,566	438,972	407,813
Distributions less than equity in earnings of affiliates	(5,646)	(4,225)	(209)	(3)	(365)	(34)
Previously capitalized interest charged to earnings during period	12,442	14,065	10,457	7,748	3,450	3,507
Interest and expense on indebtedness, excluding capitalized interest	8,619	34,064	20,511	26,968	19,006	16,337
Interest portion of rentals*	6,879	7,908	9,857	9,445	7,953	5,808

Earnings before provision for taxes and fixed charges	$1,141,440	856,748	414,821	165,724	469,016	433,431

Interest and expense on indebtedness, excluding capitalized interest	8,619	34,064	20,511	26,968	19,006	16,337
Capitalized interest	27,156	22,160	37,240	24,536	20,283	13,599
Interest portion of rentals*	6,879	7,908	9,857	9,445	7,953	5,808

Total fixed charges	$42,654	64,132	67,608	60,949	47,242	35,744

Ratio of earnings to fixed charges	26.8	13.4	6.1	2.7	9.9	12.1

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

Ex. 12-1